

October 21, 2011

Via Email
Mr. Steven Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Regis Corporation**
> **Soliciting Materials filed on Schedule 14A**
> **Filed October 12 and 20, 2011 by Starboard Value & Opportunity**
> **Master Fund Ltd., et al.**
> **File No. 1-12725**

Dear Mr. Wolosky:

We have conducted a limited review of the filings listed above and have the following comments.

General

1. In future filings, please be consistent in how you reference the recommendations of the proxy advisory firms. For example, please consistently reference the distinction in the recommendations provided by ISS as opposed to Glass Lewis to inform shareholders that Glass Lewis recommended only one of the three Starboard nominees.

Soliciting Materials filed October 12, 2011

2. Please supplementally provide support for the assertion regarding Starboard's ten-year track record, which is referenced on page 2 of the presentation.

3. Refer to prior comment 13 of our initial letter to you dated September 13, 2011. Throughout the presentation, many of your opinions appear to be presented as factual. We remind you that each statement or assertion of opinion or belief should be characterized as such and a reasonable basis for each opinion or belief must exist. The following is a non-exclusive list of examples of statements or assertions in your materials that should be characterized as your opinion in future filings:

- "[h]istorical cost cuts are illusory…,";
- "significant capital expenditures and acquisitions have destroyed shareholder value…";
- "[o]ur nominees are better…," and;
- assertions implying that Regis' corporate governance initiatives are solely reactionary and in response to pressure exerted by Starboard.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions